Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

          The following update was posted to The Gillette Company’s internal web site:

April 14, 2005

P&G/Gillette Transition Planning Update

Our transition planning for the P&G/Gillette merger is now under way. As you may recall, we announced in February the formation of transition integration teams at each company to handle the integration work/planning and contacts between the companies until the transaction closes. [Link to Integration Teams web page]

The leaders of each transition team, who are now part of a joint P&G/Gillette Transition Steering Committee, met for the first time earlier this month. We would like to share some of the Committee’s initial accomplishments.

We agreed on five principles to guide the integration process.

1. Maintain/build P&G and Gillette business momentum — The most important thing all employees can do is to focus on sustaining the growth of their respective businesses while the transition teams work through the government approval process and develop the integration plans. This also holds true after the transaction closes as we begin implementing the integration plans.

2. Field the best team — We are committed to fielding the best team of Gillette and P&G employees for our combined business. We will seek the best talent in every area, function and geography.

3. Treat people with dignity/respect — Showing respect for all individuals at all times is key as we work through how the integration affects employees. This includes giving people advance notice about how the integration will affect them.

4. Move quickly, making decisions promptly, objectively and fairly — Speed is essential to create clarity for our people and to capture cost and revenue synergies. Consequently, we will strive to make decisions as quickly and effectively as possible.

5. Communicate openly and proactively — We will make every effort to inform employees first about important news affecting them. We expect to share updates after each meeting of the Transition Teams/Steering Committee and after key events and milestones leading up to the official closing of the transaction. Some decisions and communications will be limited by legal and regulatory requirements. We will strive to communicate as much as we can on a timely basis. In addition, we will ensure there is two-way communication, so employees have a way to get questions answered.

We also made several key decisions about how the combined company will operate.

Overall, we intend to move to P&G systems and processes unless there is a strong business reason to do otherwise. Specifically:

Organization Structure: We will operate within the P&G Global Business Unit (GBU)/Market Development Organization (MDO)/Global Business Services (GBS) structure. [Link to GBU/MDO structure web page]

GBUs: We will create a new GBU, the Global Gillette Business Unit, consisting of the Blades/Razors, Braun and Duracell businesses. The new Global Gillette GBU will report to Vice Chairman Jim Kilts and will include Global Technical & Manufacturing (GTM) — the manufacturing, R&D and engineering functions supporting these operations. Blades/Razors will continue to be based in Boston; Braun in Kronberg, Germany, and Duracell in Bethel, Connecticut, for the foreseeable future.

Gillette’s oral care and personal care businesses will be combined with P&G’s oral care and personal care/deodorant/Old Spice businesses, with their respective locations yet to be determined. The combined oral care business will report to Vice Chairman Kerry Clark, while the combined personal care business will report to Vice Chairman Susan Arnold.

Commercial Operations/MDOs: Our on-the-ground operations will go to market as one company everywhere around the world. This means that P&G’s MDO and Gillette’s Commercial Operations will merge into one organization.

Shared Services/GBS: The combined company will operate under P&G’s shared services model, incorporating Gillette’s shared services, where applicable. While the structure of shared services will be P&G’s, the capabilities will reflect the experience and expertise of both organizations. Also, Gillette will adopt P&G’s reporting framework, moving to a fiscal year that ends on June 30.

What Happens Next

We are aware that updates such as this one will generate new questions among employees. We are committed to providing more, and more specific, information as soon as we are able. Many decisions are still to be determined.

The next Steering Committee meeting will be held at the end of May, and we’ll share an update shortly after that meeting. Over the next several weeks, transition team work will continue on developing plans to capture revenue and cost synergies, as well as work on the overall organization design.

In terms of what’s next, we expect to mail the proxy about the special shareholder meetings to approve the deal in May. The proxy will provide all shareholders with information needed to consider and approve the proposed merger. Both shareholder meetings will be scheduled within 4-6 weeks of the proxy mailing; the specific dates will be included in the proxy.

We appreciate your interest and support for the future P&G/Gillette organization. The most important thing all of us can do today is to stay focused on growing our respective businesses so that we remain the most innovative consumer products companies in the world.

Clayt Daley	Jim Kilts
Integration Team Leader	Integration Team Leader

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FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company ("Gillette"), The Procter & Gamble Company ("P&G") and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission ("SEC"), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

* * *

Integration Teams

INTEGRATION TEAMS

Integration Leaders

Clayton Daley
CFO
P&G, 31 years

Jim Kilts
Chairman and CEO
Gillette, 4 years

Market Development Organization (MDO)

Joe Dooley
Pres, Com. Ops, NA
Gillette, 29 years

Bob McDonald
Vice Chairman, Global Operations
P&G, 24 years

Ed Shirley
Pres, Com. Ops, Int'l
Gillette, 27 years

Rob Steele
Group President, NA
P&G, 29 years

Supply Chain/Manufacturing

Mike Cowhig
President, Global Tech. and Manu.
Gillette, 38 years

Ed DeGraan
Vice Chairman
Gillette, 37 years

Keith Harrison
Global Product Supply Officer
P&G, 35 years

Joe Scalzo
Grp. Pres., PC and Global Value Chain
Gillette, 3 years

Purchasing

Mike Cowhig
President, Global Tech. and Manu.
Gillette, 38 years

Ed DeGraan
Vice Chairman
Gillette, 37 years

Rick Hughes
VP, Global Purchases
P&G, 23 years

Research and Development

Gil Cloyd
CTO
P&G, 31 years

Mike Cowhig
President, Global Tech. and Manu.
Gillette, 38 years

Ed DeGraan
Vice Chairman
Gillette, 37 years

Blades/Razors, Duracell, Braun GBU

Joe Schena
Corp. Controller
Gillette, 4 years

Nancy Swanson
Vice President, Corporate
P&G, 25 years

John Darman
Vice President, GMR
Gillette, 29 years

1

Integration Teams (cont.)

INTEGRATION TEAMS (cont.)

Global Business Services/IT

Chuck Cramb
CFO
Gillette, 35 years

Kathy Lane
CIO
Gillette, 3 years

Filippo Passerini
Chief Information and Global Services Officer
P&G, 24 years

Finance and Accounting

Chuck Cramb
CFO
Gillette, 35 years

John Goodwin
Treasurer
P&G, 15 years

Joe Schena
Corp. Controller
Gillette, 4 years

Human Resources

Dick Antoine
Global Human Resources Officer
P&G, 36 years

Ned Guillet
SVP, Human Resources
Gillette, 31 years

Legal

Jim Johnson
Chief Legal Officer
P&G, 32 years

Richard Willard
General Counsel
Gillette, 5 years

Global Integration Team (GIT)

Gordon Wright
F&A Director – Special Assignment Gillette Integration
P&G, 20 years

Peter Klein
SVP Strategy, Bus. Dev. and Global Mktg Resources
Gillette, 4 years

2

* * *

P&G’s Structure – Creating Advantage

Several design criteria form the basis for P&G’s current structure, including:

  Organizing around strategic business units (GBU)
  Going to market as one company (MDO)
  Capitalizing on scale and knowledge across the company (GBS/CF)

Global Business Services (GBS)

  Provides a full range of business services, technology solutions and work processes to P&G’s employees and organizations, such as –
    Finance and accounting
    Employee pay and benefits
    Facilities management
    Information systems
    Purchasing and payments
  Develops innovative new services and information technology to improve employee productivity and business performance
  GBS organization capability

Corporate Functions (CF)

  Develop cutting edge functional expertise and innovation
  Transfer best practices
  Lead corporate governance (e.g., financial reporting, shareholder communications)
  CF organization capability and development of future function leadership

Consumer Market Knowledge
Customer Business Development
Design
External Relations
Finance & Accounting
Human Resources
Information Technology
Legal
Marketing
Product Supply
Research & Development

P&G’s unique organization structure is key to delivering outstanding business results. It enables the company to:

  Focus on our consumers and our retail customers
  Take a global approach to building leadership brands
  Create strong alignment around common goals and clear roles, responsibility and decision authority.
  Promote collaboration, synergy and innovation by bringing multi-functional resources together earlier.
  Leverage P&G’s size and scale, while focusing in each market on superior execution every day.

Global Business Units (GBU)

  Long-term business strategy and planning
  Consumer understanding
  Brand equity, innovation and design
  New business development
  Collaborate with MDOs on brand plans for local markets
  GBU organization capability

P&G Beauty
Health, Baby and Family Care
Household Care

Market Development Organizations (MDO)

  Local market expertise, strategy and plans
  Shopper/consumer understanding
  Collaborate with GBUs on winning brand plans for local markets
  Joint value creation with customers
  Media planning/buying
  Community and government relations
  Geographic governance
  Recruiting and country organization capability

ASEAN, Australasia and India
Central and Eastern Europe, Middle East and Africa
Greater China
Latin America
North America
Northeast Asia
Western Europe